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SEC
Mail Processing
Section
FEB 24 2009
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2008__ AND ENDING __December 31, 2008__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signature Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__Rolling Hills Office Plaza, 2601 Airport Dr., Suite 290__
(No. and Street)

Torrance   CA   90505

       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Rentz   (310) 626-6275
                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acord Cox & Company

                          (Name – *if individual, state last, first, middle name*)

15700 College Blvd., Suite 100, Lenexa   KS   66219

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ___David Rentz___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Signature Financial Group, Inc.___ , as of ___December 31___ , 20 08 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Signature Financial Group, Inc.

Financial Statements for the
Year Ended December 31, 2008
and Independent Auditors' Report

SIGNATURE FINANCIAL GROUP, INC.

TABLE OF CONTENTS

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

INDEPENDENT AUDITORS' REPORT

Board of Directors
Signature Financial Group, Inc.
Torrance, California

We have audited the accompanying balance sheet of Signature Financial Group, Inc. (the "Company") as of December 31, 2008, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acord Cox & Co.

January 23, 2009

SIGNATURE FINANCIAL GROUP, INC.

BALANCE SHEET
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS		
Cash	$	145,928
Commissions receivable		17,692
Interest receivable from stockholder		5,477
Prepaid expense		1,100
Total current assets		170,197
FIXED ASSETS		
Furniture and office equipment		11,780
Accumulated depreciation		(7,199)
		4,581
OTHER NON CURRENT ASSETS		
Due from stockholder		22,242
Deposit		1,101
Other		550
		23,893
	$	198,671

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accrued expenses	$	12,402
Commissions payable		105,569
Income taxes payable		815
Total current liabilities		118,786
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 3,000,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		40,490
Retained Earnings		39,385
		79,885
	$	198,671

SIGNATURE FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

REVENUES	
Commission Income	$ 1,057,005
EXPENSES	
Commissions	997,673
Rent	24,663
Professional fees	13,570
Regulatory Agencies Registration Fees	6,928
Other	14,448
	1,057,282
LOSS FROM OPERATIONS	(277)
OTHER INCOME	
Interest income	1,619
	1,619
NET INCOME BEFORE TAXES	1,342
INCOME TAX EXPENSE	815
NET INCOME	$ 527

SIGNATURE FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

OPERATING ACTIVITIES

Net Income	$	527
Add depreciation		1,958
Adjustments to reconcile net income to net cash used in operating activities		
Change in commission receivable		19,724
Change in interest receivable		(1,306)
Change in advances		9,261
Change in accrued liabilities		4,327
Change in commissions payable		74,042
Change in income taxes payable		15
Cash provided by operating activities		108,548

INVESTING ACTIVITIES

Purchases of furniture and equipment		(2,153)
Change in due from stockholder		7,000
Net cash provided by investing activities		4,847

NET CHANGE IN CASH		113,395
CASH, BEGINNING OF YEAR		32,533
CASH, END OF YEAR	$	145,928

SIGNATURE FINANCIAL GROUP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2007	$ 10	$ 40,490	$ 38,858	$ 79,358
Net Income			527	527
Balances, December 31, 2008	$ 10	$ 40,490	$ 39,385	$ 79,885

SIGNATURE FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Description of Business – Signature Financial Group, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of FINRA, formerly the National Association of Securities Dealers (NASD). The Company is a Missouri Corporation that provides services primarily in the San Diego, California area. The Company changed its name in August of 2004; previously operating under the name Rentz, Christian & Company.

b. Revenue Recognition – Fees from commissions and the related costs are recognized on a trade date basis.

c. Furniture and Office Equipment – Furniture and office equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the corresponding assets.

d. Advertising Costs – Advertising costs are expensed as incurred.

e. Income Taxes – Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

2. SIGNIFICANCE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. OPERATING LEASES

The Company leases office facilities under a non-cancelable operating lease. Rental expense related to this lease approximated $24,663 for the year ended December 31, 2008. The minimum rental commitment is $19,460 for 2009. The lease agreement expires in 2009.

4. INCOME TAXES

Income tax expense for 2008 totaled $815.

The difference between the effective tax rate and the statutory federal income tax rate of 15% results primarily from non-deductible penalties and the California state tax rate, which is included in income tax expense.

5. NET CAPITAL REQUIREMENTS

The company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $44,834, which met the $5,000 requirement. The Company's net capital ratio at December 31, 2008 was 2.7 to 1.

* * * * *

SIGNATURE FINANCIAL GROUP, INC.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

NET CAPITAL

Total Stockholders' Equity	$ 79,885
Less Non-Allowed Assets	
Prepaid expense	1,100
Interest receivable from stockholder	5,477
Office equipment, net	4,581
Due from stockholder	22,242
Deposit	1,101
Other	550
	35,051
Net Capital	$ 44,834
Minimum Net Capital Required	$ 5,000
Total aggregate indebtedness	$118,786
Ratio of aggregate indebtedness to net capital	2.7 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital per Company's fourth quarter FOCUS report	$ 44,812
Haircut on certificates of deposit	22
Net Capital reported above	$ 44,834

SIGNATURE FINANCIAL GROUP, INC.
Schedule II
Computation of Reserve Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2008

An exemption is claimed from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(i) as the Company does not hold customer funds or securities. All accounts are on a fully disclosed basis.

SIGNATURE FINANCIAL GROUP, INC.
Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2008

An exemption is claimed from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(i). The Company did not maintain possession or control of any customer funds or securities as of December 31, 2008.

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

To Directors and Shareholders of
Signature Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of
Signature Financial Group, Inc. (the Company), as of and for the year ended December 31, 2008
in accordance with auditing standards generally accepted in the United States of America, we
considered the Company's internal control over financial reporting (internal control) as a basis for
designing our auditing procedures for the purpose of expressing our opinion on the financial
statements, but not for the purpose of expressing an opinion on the effectiveness of the
Company's internal control. Accordingly, we do not express an opinion on the effectiveness of
the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we
have made a study of the practices and procedures followed by the Company including
consideration of control activities for safeguarding securities. This study included tests of such
practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in
making the periodic computations of aggregate indebtedness and net capital under rule 17a-
3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because
the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, we did not review the practices and procedures followed by the
Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and
   recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8
   of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve
   System

The management of the Company is responsible for establishing and maintaining internal control
and the practices and procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls and of the practices and procedures referred to in the
preceding paragraph and to assess whether those practices and procedures can be expected to
achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the
practices and procedures are to provide management with reasonable but not absolute assurance
that assets for which the Company has responsibility are safeguarded against loss from
unauthorized use or disposition and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial
statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists
additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on January 23, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 23, 2009